UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement.

On April 2, 2026, EZGO Technologies Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with AC Sunshine Securities LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agent, ordinary shares of no par value (the “Ordinary Shares”), of the Company up to an aggregate offering price of $100 million (the Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File Number 333-291823), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on November 26, 2025, and was declared effective by the Commission on March 4, 2026 and as supplemented by the prospectus supplement, dated April 8, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement (the “Prospectus Supplement”).

Under the Sales Agreement, subject to the terms of the placement notice defined in the Sales Agreement, the Sales Agent may sell Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Ordinary Shares or to or through a market maker.

The Sales Agent will use commercially reasonable efforts to sell the Shares up to the amount specified by the Company in, and otherwise in accordance with, the terms of such placement notice. The Company will pay the Sales Agent a placement fee of 3.0% of the gross proceeds from the sale of the Shares sold through the Sales Agent under the Sales Agreement and will reimburse the Sales Agent for certain expenses in connection with entering into the Sales Agreement.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The Company intends to use the net proceeds from this offering for general corporate purposes, including (i) expand sales channels; (ii) purchase new production lines; and (iii) invest in research and development; however, as of the date of this report, the Company has not entered into any definitive agreements. In the event that any net proceeds are not immediately applied, the Company may temporarily hold them as cash or deposit them in banks.

The Sales Agreement may be terminated by the Company or Sales Agent as set forth in the Sales Agreement. Any termination of the Sales Agreement shall be effective on the date specified in such notice of termination, provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Sales Agent or the Company, as the case may be. If such termination shall occur prior to the settlement date for any sale of the Shares, such sale of the Shares shall settle in accordance with the provisions of the Sales Agreement.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Sales Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The legal opinion of Maples and Calder, counsel to the Company, relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

General

The information contained in this Report on Form 6-K of the Company, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291823) as amended, and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act, or the Securities Exchange Act of 1934, as amended.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit No.
5.1	Opinion of Maples and Calder
10.1	Sales Agreement, dated April 2, 2026 by and between EZGO Technologies Ltd. and AC Sunshine Securities LLC
23.1	Consent of Maples and Calder (included in the opinion filed as Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: April 8, 2026	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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